CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,352,000	$302.94

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 20, 2014 (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$2,352,000 Callable Yield Notes due August 25, 2016 Linked to the SPDR® S&P 500® ETF Trust Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	August 20, 2014

Issue Date:	August 25, 2014

Final Valuation Date:	August 22, 2016*

Maturity Date:	August 25, 2016**

Reference Asset:	The SPDR® S&P 500® ETF Trust (Bloomberg ticker symbol “SPY UP <Equity>”) (the “Reference Asset” or the “Trust”).

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest Rate:	5.00% per annum

Interest Payment Dates***:	Quarterly, payable in arrears on the 20th day of each February, May, August and November during the term of the Notes, provided that the final Interest Payment Date will be the Maturity Date.

Tax Allocation of the Quarterly Payments on the Notes:	Deposit Income: 19.80% of the amount of the quarterly interest payment Put Premium: 80.20% of the amount of the quarterly interest payment

Payment at Maturity:	If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provisions described below, you will receive on the Maturity Date, in addition to the final interest payment, a payment determined as follows (in each case, subject to our credit risk):

• If a Knock-In Event does not occur, you will receive a cash payment of $1,000 per $1,000 principal amount Note;

•

If (i) a Knock-In Event occurs AND (ii) we have not elected to exercise our physical settlement option, you will receive an amount in cash calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Reference Asset Return]

• If (i) a Knock-In Event occurs AND (ii) we have elected to exercise our physical settlement option, you will receive (a) an amount of shares of the Reference Asset equal to the Physical Delivery Amount and (b) a cash payment equal to the Fractional Share Amount times the Final Price.

If a Knock-In Event occurs, you will lose some or all of the principal amount of your Notes. If a Knock-In Event occurs and we have not elected to exercise our physical settlement option, the portion of your principal that you receive at maturity will be fully exposed to any decline from the Initial Price to the Final Price. If a Knock-In Event occurs and we have exercised our physical settlement option, the market value of the shares of the Reference Asset that you receive is expected to be substantially less than the value of your original investment. Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Early Redemption at the Option of the Issuer:	The Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below on any Interest Payment Date during the term of the Notes, provided the Issuer gives at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option, the Interest Payment Date on which the Issuer so exercises the redemption option will be referred to as the “Early Redemption Date”.

Redemption Price:	If the Issuer exercises its redemption option on any Interest Payment Date, you will receive on the applicable Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such scheduled Interest Payment Date.

[Terms of the Notes Continue on Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.75%	99.25%
Total	$2,352,000	$2,352,000	$17,640	$2,334,360

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $982.70 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of this pricing supplement.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 0.75% of the principal amount of the notes, or $7.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes Continued

Physical Settlement at the Option of the Issuer:	If a Knock-In Event occurs AND we have elected to exercise our physical settlement option, you will receive on the Maturity Date an amount of shares of the Reference Asset equal to the Physical Delivery Amount (and, if applicable, a cash payment in respect of the Fractional Share Amount) as described below under “Payment at Maturity”.

Business Day Convention:	Following; Unadjusted

Business Days:	New York and London

Knock-In Event:	A Knock-In Event occurs if, as determined by the Calculation Agent, the Final Price of the Reference Asset is less than the Knock-In Barrier.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:****	$198.39, which was the Closing Price of the Reference Asset on August 19, 2014.

Final Price:****	The Closing Price of the Reference Asset on the Final Valuation Date.

Knock-In Barrier:****	$168.63, the Initial Price multiplied by 85.00%, rounded to the nearest cent.

Physical Delivery Amount:****	5, which is a number of shares of the Reference Asset equal to $1,000 divided by the Initial Price, rounded down to the nearest whole number.

Fractional Share Amount:****	0.04058, which is equal to the number of fractional shares resulting from dividing $1,000 by the Initial Price.

Closing Price:

With respect to the Reference Asset on a valuation date, the official closing price per share of the Reference Asset as displayed on Bloomberg Professional® service page “SPY UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing price per share of the Reference Asset will be based on the alternate calculation as described in “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Day Count Convention:	30/360

Business Days:	New York and London

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741JW47 / US06741JW479

*	Subject to postponement in the event of a market disruption event, as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event as described under “Terms of the Notes—Maturity Date”, “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.
***	If such day is not a Business Day, payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment.
****	Subject to adjustment as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately four months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

HYPOTHETICAL PAYMENTS AT MATURITY ASSUMING A RANGE OF REFERENCE ASSET RETURNS

The following table illustrates a hypothetical range of payments at maturity (excluding the final interest payment on the Notes) assuming a range of Reference Asset Returns. The hypothetical examples set forth below are for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following examples do not take into account any tax consequences from investing in the Notes. These examples also make the following assumptions:

•	Initial Price: $198.39

•	Knock-in Barrier: $168.63 (which is 85.00% of the Initial Price, rounded to the nearest cent)

•	Physical Delivery Amount: 5 shares (which is equal to $1,000 divided by the Initial Price, rounded down to the nearest whole share)

•	Fractional Share Amount: 0.04058 (which is the amount of fractional shares resulting from dividing $1,000 by the Initial Price).

•	The Notes are not redeemed by us prior to maturity, as described under “Early Redemption at the Option of the Issuer” on the cover page of this pricing supplement.

Final Price	Reference Asset Return	Payment at Maturity (per $1,000 principal amount Note)*	Physical Delivery Amount (per $1,000 principal amount Note)	Cash Value of Fractional Share Amount (per $1,000 principal amount Note)
$297.59	50.00%	$1,000.00	N/A	N/A
$277.75	40.00%	$1,000.00	N/A	N/A
$257.91	30.00%	$1,000.00	N/A	N/A
$238.07	20.00%	$1,000.00	N/A	N/A
$218.23	10.00%	$1,000.00	N/A	N/A
$208.31	5.00%	$1,000.00	N/A	N/A
$198.39	0.00%	$1,000.00	N/A	N/A
$178.55	-10.00%	$1,000.00	N/A	N/A
$168.63	-15.00%	$1,000.00	N/A	N/A
$158.71	-20.00%	$800.00	5***	$6.44
$138.87	-30.00%	$700.00	5***	$5.63
$119.03	-40.00%	$600.00	5***	$4.83
$99.20	-50.00%	$500.00	5***	$4.03
$79.36	-60.00%	$400.00	5***	$3.22
$59.52	-70.00%	$300.00	5***	$2.42
$39.68	-80.00%	$200.00	5***	$1.61
$19.84	-90.00%	$100.00	5***	$0.81
$0.00	-100.00%	$0.00	0	$0.00

*	Excluding the final interest payment on the Notes
**	Assumes that we have not elected to exercise our physical settlement option, as described on the cover page of this pricing supplement
***	Number of shares equal to $1,000 divided by the assumed Initial Price set forth above, rounded down to the nearest whole share

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Reference Asset increases from an Initial Price of $198.39 to a Final Price of $218.23.

Because the Final Price is greater than the Knock-In Barrier, a Knock-In Event does not occur. The investor will receive at maturity, in addition to the final interest payment on the Notes, a cash payment of $1,000 per $1,000 principal amount Note.

Example 2: The Reference Asset decreases from an Initial Price of $198.39 to a Final Price of $178.55.

Although the Final Price is less than the Initial Price, the Final Price is above the Knock-In Barrier. Because the Final Price is above the Knock-In Barrier, a Knock-In Event does not occur. Accordingly, investor will receive at maturity, in addition to the final interest payment on the Notes, a cash payment of $1,000 per $1,000 principal amount Note.

Example 3: The Reference Asset decreases from an Initial Price of $198.39 to a Final Price of $99.20 (resulting in the occurrence of a Knock-In Event) and we do not exercise our option to physically settle the Notes.

Because the Final Price is less than the Knock-In Barrier, a Knock-In Event has occurred. Accordingly, assuming that we have not exercised our option to physically settle the Notes, the investor receives a cash payment at maturity (in addition to the final interest payment) of $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × -50.00%] = $500.00

Example 4: The Reference Asset decreases from an Initial Price of $198.39 to a Final Price of $99.20 (resulting in the occurrence of a Knock-In Event) and we exercise our option to physically settle the Notes.

Because the Final Price is less than the Knock-In Barrier, a Knock-In Event has occurred. Accordingly, assuming that we exercise our option to physically settle the Notes, the investor receives at maturity (in addition to the final interest payment), for each $1,000 principal amount Note that they hold, 5 shares of the Reference Asset (equal to the Physical Delivery Amount) plus a cash payment of $4.03 (equal to the Fractional Share Amount times the Final Price).

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event with respect to the Reference Asset as well as the consequences of that market disruption event, see “Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such dates. In such a case, the Maturity Date will be postponed by the same number of Business Days from but excluding the originally scheduled Final Valuation Date to and including the originally scheduled Maturity Date. No additional interest will accrue as a result of any such postponement.

•	Downside Exposure to Reference Asset—The Reference Asset is an exchange-traded fund that seeks to provide investment results that correspond generally, before fees and expenses, to the price and yield performance of the S&P 500® Index (the “Underlying Index”). For additional information about the Reference Asset and the Underlying Index, see “Information Regarding the Reference Asset” below and “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying index supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Reference Asset (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”). On the cover page of this pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”). The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service. Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed-rate debt obligations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below.

If the Notes are redeemed early or cash settled at maturity, such receipt of cash (excluding cash attributable to the final quarterly payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final quarterly interest payment on the Notes).

If the Notes are physically settled at maturity with shares of the Reference Asset, you should not recognize any gain or loss (other than with respect to cash received in respect of the Fractional Share Amount, as described below) in respect of the Put Option. You should have a basis in such shares (including for this purpose any fractional shares) equal to the principal amount of the Notes less the total Put Premium that you received over the term of the Notes. If you receive cash in respect of the Fractional Share Amount upon the physical settlement of the Notes, you should recognize short-term capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the fractional shares. Your holding period in the Shares you receive upon the maturity of your Notes will begin on the day after you receive such Shares.

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit) and (ii) your adjusted tax basis in the Deposit. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium previously received and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. If your Notes are so treated, you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing derivative contract in respect of the Reference Asset, in which case you may be required to include the entire quarterly interest payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If the Notes were treated as notional principal contracts, you could in effect be required to include all of the stated interest in income, rather than only the portion thereof denoted as Deposit Income on the cover page of the preliminary pricing supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which We May Call or Redeem (Automatically or Otherwise); and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in Significant Loss—The Notes do not guarantee any return of principal. If the Final Price of the Reference Asset is less than the Knock-In Barrier, a Knock-In Event will occur. If a Knock-In Event occurs and we do not exercise our option to physically settle your Notes, the amount of your principal that you receive at maturity will be fully exposed to the decline of the Reference Asset from the Initial Price to the Final Price. If a Knock-In Event occurs and we exercise our option to physically settle your Notes, you will receive an amount of shares of the Reference Asset with a market value that is expected to be substantially less than the initial value of your investment. You may lose some or all of your investment in the Notes.

•

Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price on any Interest Payment Date during the term of the Notes, provided the Issuer gives at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option on any Interest Payment Date, you will receive on the applicable Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such scheduled Interest Payment Date. This amount may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No more interest will accrue after the relevant Early Redemption Date. The Issuer’s right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold. The Issuer’s election to redeem the Notes may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes.

•	You Will Not Receive More Than the Principal Amount of Your Notes at Maturity—At maturity, you will not receive more than the principal amount of your Notes, even if the Reference Asset Return is positive. The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the interest payments paid during the term of the Notes.

•	The Determination of Whether a Knock-In Event Occurs is Not Based on the Price of the Reference Asset at any Time Other than the Closing Price on the Final Valuation Date—A Knock-In Event occurs if the Final Price of the Reference Asset is below the Knock-In Barrier. The determination of whether a Knock-In Event occurs is therefore not based on any price of the Reference Asset at any time other than the Closing Price on the Final Valuation Date. If the price of the Reference Asset drops precipitously on the Final Valuation Date such that a Knock-In Event Occurs, the value of the payment at maturity on your Notes that you receive (whether in the form of a cash payment or shares of the Reference Asset), if any, will be significantly less than it would have been had your payment at maturity been linked to the price of the Reference Asset at a time prior to such drop.

•	Certain Features of Exchange-Traded Funds Will Impact the Value of the Reference Asset and the Value of the Notes:

•	Management risk. This is the risk that the investment strategy for the Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the Reference Asset is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the Reference Asset could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

•	Derivatives risk. The Reference Asset may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Reference Asset invested only in conventional securities.

•	The Reference Asset May Underperform its Underlying Index—The performance of the Reference Asset may not replicate the performance of, and may underperform, its underlying index. The Reference Asset will reflect transaction costs and fees that will reduce its relative performances. Moreover, it is also possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	No Principal Protection—If a Knock-In Event occurs, the value of your payment at maturity will be significantly less than the principal amount of your Notes. If a Knock-In Event occurs and we have not elected to exercise our option to physically settle your Notes, the amount of your principal that you receive at maturity will be fully exposed to the decline of the Reference Asset from the Initial Price to the Final Price. If a Knock-In Event occurs and we exercise our option to physically settle your Notes, you will receive an amount of shares of the Reference Asset with a market value that is expected to be substantially less than the initial value of your investment. You may lose some or all of your investment in the Notes.

•	Return Limited to the Quarterly Interest Payments—Your return is limited to the quarterly interest payments. You will not participate in any appreciation in price of the Reference Asset.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have.

•	Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. or one or more of our other affiliates may at any time hold unsold inventory (as described on the cover page of this pricing supplement), which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market. The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes. The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions. The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes. Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities

•	Additional Potential Conflicts— In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions for any such sales. The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income or loss. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this underlying supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, State Street Bank and Trust Company (“SSBTC”), as trustee of the SPDR® S&P 500® ETF Trust (the “Trust”), and PDR Services LLC (“PDRS”), as sponsor of the Trust. The Trust is a unit investment trust that issues securities called units. Each share of the Reference Asset represents a unit of the Trust. The Reference Asset is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “SPY.”

The Trust is an investment company registered under the Investment Company Act of 1940, as amended. Units of the Trust represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the Underlying Index. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC’s website at http://www.sec.gov.

You may receive shares of the Reference Asset at maturity. Therefore, in making a decision whether to invest in the Notes, you are urged to review carefully the prospectus for the Trust, dated January 22, 2014, located at https://www.spdrs.com/library-content/public/SPDR_500%20TRUST_PROSPECTUS.pdf. In addition, information about the Trust, SSBTC and PDRS may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Trust’s website at https://www.spdrs.com/product/fund.seam?ticker=SPY.

We have not independently verified the accuracy or completeness of information contained in the Trust’s prospectus or website or any other publicly available information regarding the Trust. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The objective of the Reference Asset is to provide investment results that, before expenses, generally correspond to the price and yield performance of the Underlying Index. The Underlying Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For more information about the Underlying Index, see “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying index supplement.

To maintain the correspondence between the composition and weightings of the stocks held by the Trust and the component stocks of the Underlying Index, SSBTC adjusts the holdings of the Trust from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the Underlying Index. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the Trust at least monthly or more frequently in the case of significant changes to the Underlying Index. Any change in the identity or weighting of a component stock of the Underlying Index will result in a corresponding adjustment to the prescribed holdings of the Trust effective on any day that the New York Stock Exchange is open for business following the day on which the change to the Underlying Index takes effect after the close of the market.

The value of Trust units fluctuates in relation to changes in the value of the holdings of the SPDR® S&P 500® ETF Trust. The market price of each individual Trust unit may not be identical to the net asset value of such Trust unit.

The Trust may not be able to replicate exactly the performance of the Underlying Index because the total return generated by the Trust’s portfolio of stocks and cash is reduced by the expenses of the Trust and transaction costs incurred in adjusting the actual balance of the Trust’s portfolio. In addition, it is possible that the Trust may not always fully replicate the performance of the Underlying Index due to the unavailability of certain component stocks of the Underlying Index in the secondary market or due to other extraordinary circumstances.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the Trust, SSBTC or PDRS. None of the Trust, SSBTC or PDRS makes any representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the Notes. None of the Trust, SSBTC or PDRS has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Historical Information

The following table sets forth the high and low intraday prices, as well as end-of-quarter Closing Prices, of the Reference Asset during the periods indicated below. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	144.93	128.00	131.97
June 30, 2008	143.05	127.53	127.98
September 30, 2008	130.71	111.38	115.99
December 31, 2008	116.06	75.45	90.24
March 31, 2009	93.47	68.11	79.52
June 30, 2009	95.08	81.06	91.95
September 30, 2009	107.32	87.96	105.59
December 31, 2009	112.72	102.49	111.44
March 31, 2010	117.41	105.89	117.00
June 30, 2010	121.81	103.22	103.22
September 30, 2010	114.82	102.20	114.13
December 31, 2010	125.92	113.75	125.75
March 31, 2011	134.53	126.18	132.59
June 30, 2011	136.43	126.81	131.97
September 30, 2011	135.36	112.26	113.15
December 31, 2011	128.63	109.93	125.50
March 31, 2012	141.61	127.50	140.81
June 30, 2012	141.84	128.10	136.11
September 30, 2012	147.24	133.51	143.97
December 31, 2012	146.20	135.70	142.41
March 31, 2013	156.73	145.55	156.67
June 30, 2013	167.17	154.14	160.42
September 30, 2013	173.05	161.21	168.01
December 31, 2013	184.69	165.48	184.69
March 31, 2014	188.26	174.17	187.01
June 30, 2014	196.48	181.51	195.72
August 20, 2014*	198.92	191.03	198.92

*	For the period commencing July 1, 2014 and ending on August 20, 2014

The following graph sets forth the historical performance of the Reference Asset based on daily Closing Prices from January 1, 2008 through August 20, 2014. The Closing Price of one share of the Reference Asset on August 20, 2014 was $198.92.

We obtained the historical trading price information set forth above from Bloomberg, L.P., without independent verification. The historical performance of the Reference Asset should not be taken as an indication of the future performance of the Reference Asset during the term of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.